Exhibit 4.1

DESCRIPTION OF WARNER BROS. DISCOVERY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
As of the end of the period covered by this report, the securities of Warner Bros. Discovery, Inc. (“WBD”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are Series A common stock, par value $0.01 per share (“WBD common stock”).
The following description of the material terms of WBD common stock is a summary, does not purport to be complete and is qualified in its entirety by reference to WBD’s second restated certificate of incorporation (the “WBD charter”) and WBD’s amended and restated bylaws (the “WBD bylaws”) (which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part), and to the applicable provisions of the Delaware General Corporation Law (“DGCL”).
General
WBD’s authorized capital stock consists of 10,800,000,000 shares of a single class of WBD common stock and 1,200,000,000 shares of blank check preferred stock (“WBD preferred stock”). All issued and outstanding shares of WBD common stock are duly authorized, validly issued, fully paid and nonassessable. WBD currently has no issued and outstanding shares of preferred stock.
Voting Rights
The holders of WBD common stock are entitled to one vote for each share held on all matters voted on by stockholders, including elections of directors. Generally, subject to the rights of the holders of any series of preferred stock and except as otherwise provided by law, WBD’s charter or WBD’s bylaws, and except for the election of directors, all matters to be voted on by the stockholders of WBD must be approved by a majority of the combined voting power of the outstanding shares present in person or represented by proxy and entitled to vote on such matters.
Subject to the rights of the holders of any series of WBD preferred stock to elect a specified number of directors in certain circumstances, directors are elected by a plurality of the combined voting power of the outstanding shares of WBD common stock present in person or represented by proxy and entitled to vote on the election of directors as provided in the WBD charter. Additionally, subject to the rights of the holders of any series of preferred stock, WBD’s bylaws may be adopted, amended or repealed by the affirmative vote of not less than two-thirds (66 2/3%) of the total voting power of the then outstanding shares of capital stock of WBD entitled to vote on such matters; provided, however, this voting requirement does not apply to the adoption, amendment or repeal of any provision of WBD’s bylaws if a majority of the members of WBD’s board of directors (the “WBD Board”) then in office have approved such action.
Classification of the Board
Until the election of directors at WBD’s annual meeting of stockholders in 2025, the WBD Board will be divided into three classes of directors with Class I consisting of four directors, Class II consisting of four directors and Class III consisting of five directors. Class I directors will have terms that expire at WBD’s annual meeting of stockholders in 2023, Class II directors will have terms that expire at WBD’s annual meeting of stockholders in 2024 and Class III directors will have terms that expire at WBD’s annual meeting of stockholders in 2025. At WBD’s annual meeting of stockholders in 2023, successors to the Class I directors whose terms expire at such meeting of stockholders will be elected for a term expiring at WBD’s annual meeting of stockholders in 2024. At WBD’s annual meeting of stockholders in 2024, successors to the Class I directors whose terms expire at such meeting of stockholders and successors to the Class II directors whose terms expire at such meeting of stockholders will be elected for a term expiring at WBD’s annual meeting of stockholders in 2025.
Starting with the election of directors at WBD’s annual meeting of stockholders in 2025, the WBD Board will cease to be classified and all directors will have terms that expire at WBD’s next annual meeting. At each subsequent annual meeting of stockholders, the successors of directors whose terms expire at that meeting will be elected to hold office for a term of one year expiring at the annual meeting of stockholders following the year of their election.
Neither WBD’s charter nor WBD’s bylaws provide for cumulative voting rights in the election of directors. The classification of the Board could make it more difficult for a third party to acquire, or discourage a third party from initiating a proxy contest, making a tender offer or otherwise seeking to gain control of WBD.
Dividends
Subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive such dividends as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such dividends.
Distributions
Subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive such distributions in cash, property, stock or otherwise as may be declared thereon by the WBD Board at any time and from time to time out of assets or funds of WBD legally available therefor and will share equally on a per share basis in such distributions.
Conversion
The WBD common stock is not convertible.
Liquidation and Dissolution
In the event of WBD’s voluntary or involuntary liquidation, dissolution or winding-up, after payment or provision for payment of WBD’s debts and other liabilities, and subject to the preferences and rights, if any, applicable to shares of WBD preferred stock, the holders of WBD common stock are entitled to receive all of the remaining assets of WBD available for distribution to WBD stockholders, ratably in proportion to the number of shares of WBD common stock held by them.
Other Rights
Shares of WBD common stock do not have any redemption provisions, preemption rights, liability for further calls or assessment by the Company, sinking fund provisions, restrictions on alienability or any provision discriminating against any existing or prospective holder of WBD common stock as a result of such holder owning a substantial amount of such stock.
Certain Anti-Takeover Effects of WBD’s Charter, WBD’s Bylaws and Delaware Law

Certain provisions of the WBD charter and the WBD bylaws, in addition to those relating to the voting rights of WBD common stock and the classification of the WBD Board, may discourage, delay or prevent a change in control of WBD, including:
•authorizing the issuance of “blank check” preferred stock without stockholder approval, which could be issued by the WBD Board to increase the number of outstanding shares and thwart a takeover attempt;
•limiting who may call special meetings of stockholders;
•prohibiting stockholder action by written consent, thereby requiring stockholder action to be taken at a meeting of stockholders;
•establishing advance notice requirements for nominations of candidates for election to the WBD Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•the existence of authorized and unissued stock which would allow the WBD Board to issue shares to persons friendly to current management, thereby protecting the continuity of WBD’s management, or which could be used to dilute the stock ownership of persons seeking to obtain control of WBD.
In addition, under the WBD charter, WBD has not opted out of the protections of Section 203 of the DGCL, and is therefore governed by Section 203. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in business combinations, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder, including a person or group who beneficially owns 15% or more of the corporation’s voting stock for three years following the date that a person becomes an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, Section 203 may have an anti-takeover effect with respect to transactions that the WBD Board does not approve in advance and may discourage takeover attempts that might result in a premium over the market price of WBD common stock.